UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 1, 2026

(Date of Report (Date of earliest event reported))

YS RE RAF I LLC

(Exact name of registrant as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

245 Fifth Avenue, 21st Floor
New York, NY	10016
(Address of principal executive offices)	(ZIP Code)

(844) 943-5378

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Disposition

On July 1, 2026, YS RE RAF I LLC (the “Company”) sold, through its joint venture, its limited partnership interest in Dayrise at Centreport, a multifamily property located in Fort Worth, Texas (the “Fort Worth Property”). The joint venture sold the property to a third-party buyer for a gross sale price of approximately $67,000,000. The Fort Worth Property underperformed original underwriting expectations primarily due to the sharp rise in interest rates following the Company’s acquisition of the asset in February 2022, which increased debt service costs on the property’s senior loan and compressed valuations across the multifamily sector. Before any fees, the transaction produced an equity multiple of approximately 0.11x. Given the impact of the rate environment on property value and debt service costs, the Manager concluded that disposing of the asset was in the best interests of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS RE RAF I LLC

By:	Willow Asset Management LLC
Its:	Manager

By:	/s/ William Majeski
Name:	William Majeski
Title:	General Counsel

Date:             July 8, 2026